AREX
CAPITAL MANAGEMENT

July 5, 2024

Fellow Stockholders,

AREX Capital Management, LP and its affiliates (together, "AREX" or "we") are collectively the beneficial owners of approximately 2.4 million shares of Enhabit, Inc. ("Enhabit" or the "Company"), representing approximately 4.9% of the Company's common shares outstanding.

Enhabit's leadership continues to find new ways to disappoint. On June 27th, AREX released a detailed and comprehensive presentation (downloadable here) that highlighted the Company's operational and financial failings and offered a credible plan to recover the earnings power that has been damaged under the oversight of Enhabit's board of directors (the "Board"). The Company responded with an underwhelming presentation that recycled the same empty platitudes and promises on which it has failed to deliver time and again, and also launched inaccurate *ad hominem* attacks against our nominees. To be fair, this approach was the only logical recourse for the Board—its record is an abysmal one of destroying stockholder value that offers almost nothing positive to discuss or campaign on after two years and has left it with no credibility with its constituents. Moreover, the Board has clearly fostered and supported a culture that does not enforce accountability and looks to deflect responsibility for missteps while the Company fails to execute and meaningfully underperforms its peers.

We reiterate one of our primary reasons for seeking to replace a majority of the Board's directors: **the Board has continually refused to upgrade itself by adding directors with industry-specific knowledge.** Instead, the Board has adopted a dismissive attitude towards legitimate stockholder concerns about its ability to oversee and guide management amidst the Company's ongoing operational and financial underperformance, while continuing to mislead stockholders by mischaracterizing the relevance and value of its own experience to Enhabit's businesses. As an illustration of this point, during the second quarter of 2023, at the exact moment that its Home Health business was going off the self-described "Enhabit cliff," the Board's Nominating and Governance Committee declined to even *interview* AREX's two suggested candidates—who could have immediately added relevant and valuable experience.[1] This self-inflicted "cliff" led to a series of disastrous events, including forcing the Company to seek two leverage covenant amendments in five months. Given the Company's high leverage ratio—a reality that is entirely due to the massive decline in profitability that this Board and management team failed to anticipate and have refused to accept any responsibility for—**stockholders simply cannot risk another collapse in Enhabit's financial results.**

Real change is needed at Enhabit to prevent more destruction of stockholder value. Last year's settlement with Cruiser Capital and Harbour Point Capital, in which one director proposed by the activists (Barry P. Schochet) and one company-sourced director (Stuart M. McGuigan) joined the Board, clearly did not go far enough to meaningfully improve Enhabit's performance. More recently, the Board's so-called "refreshment," which shrinks the Board to eight independent

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[1] "We're not expecting what I've historically referred to as the 'Enhabit cliff,'" CFO Crissy Carlisle on the Company's 4Q 2023 earnings call on March 7, 2024.

AREX Capital Management, LP | 10 E. 53rd Street, 11th Floor | New York, New York 10022 | 646-679-4000 directors by simply removing four legacy directors whose presence on the Board was highly questionable from the outset, does nothing to add the industry expertise from which the Company's stockholders could greatly benefit.

Enhabit's operational underperformance relative to peers has been staggering, and its lack of progress demonstrates that its strategies are not working. Further change is warranted and urgently needed. **The Board plainly lacks the industry-specific knowledge necessary to guide and oversee management in a way that will allow Enhabit to realize its full potential and create meaningful stockholder value.** And we believe that the Board's continuous refusal to update its skills matrix to reflect home health and hospice industry expertise demonstrates its poor governance and failure to prioritize stockholders.

The Truth About Enhabit's Abysmal Stock Price Performance

Enhabit's Stock Has Consistently Underperformed

	Enhabit	Pennant	SPSIHP [1]	Russell 2000	2023 Proxy Peers [2]	2024 Proxy Peers [3]
Since Spin-Off [4]	(61.2%)	81.0%	10.3%	23.5%	0.9%	(11.9%)
Since Cruiser Settlement [5]	(33.5%)	64.8%	5.8%	17.8%	7.3%	(5.1%)
One-Year	(24.5%)	88.8%	(2.0%)	11.9%	(0.5%)	(13.7%)
1H 2024	(13.8%)	66.6%	1.5%	1.7%	(5.3%)	(15.1%)
March-June 2024	(0.9%)	24.3%	(0.1%)	0.2%	(1.8%)	(12.3%)
2Q 2024	(23.4%)	18.1%	(5.0%)	(3.3%)	(2.8%)	(11.6%)
Since Go-Forward Strategic Plan [6]	(2.9%)	2.0%	(2.0%)	1.2%	0.8%	(4.1%)

Source: Bloomberg.
Note: All total stockholder returns through June 28, 2024.
(1) The S&P Health Care Services Select Industry Index is the benchmark referenced in Enhabit's annual report.
(2) Reflects the average total stockholder return of the peer groups for 2023 referenced in Enhabit's definitive proxy statement and adjusted to remove LHCG and SGFY due to acquisition.
(3) Reflects the average total stockholder return of the peer groups for 2024 referenced in Enhabit's definitive proxy statement.
(4) Reflects total stockholder return from June 30, 2022, as Enhabit's spin-off was completed on July 1, 2022.
(5) Reflects total stockholder return from March 29, 2023, as Enhabit announced a settlement with Cruiser Capital and Harbour Point Capital on the morning of March 30, 2023.
(6) Reflects total stockholder return from June 7, 2024, as Enhabit announced its "Go-Forward Strategic Plan" on the morning of June 10, 2024.

As we show in the table above, Enhabit's stockholders have consistently endured significant stock price underperformance. We congratulate the Company—and its very high-priced advisors to whom the Board is paying millions of dollars of stockholders' money in order to entrench themselves—for managing to find a date range during which its stock didn't underperform (March 6, 2024–June 28, 2024). But such a narrow and specific window dramatically misleads investors. The Company's stock price rebounded following its 4Q 2023 earnings release due to investor expectations being "very low into the print," as reflected in the ~13% decline in the Company's stock price during the first six days of March.[2] As shown above, even the Company's cherry-picked dates reveal stock price underperformance when extended by just *six* additional days to include all of March.

The Company also seems to have gone out of its way to characterize The Pennant Group, Inc. (NASDAQ: PNTG) ("Pennant") as being "less relevant for comparison because of its senior living

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[2] Citi research note, March 6, 2024. Permission to quote neither sought nor obtained.

services."[3] This characterization is simply wrong. Given its pending acquisition, Amedisys, Inc. (NASDAQ: AMED) ("Amedisys") is not a useful peer for purposes of benchmarking total stockholder return, but Pennant is certainly appropriate.[4] Over 80% of Pennant's EBITDA comes from its home health and hospice businesses (~45% of the size of Enhabit's by revenue), both of which are massively outperforming Enhabit's businesses *on a same-branch basis*. And in a final attempt at manipulation, the Company even appears to have adjusted its proxy peer set in 2024 to mask its severe underperformance. We show the proxy peer groups from both years so that stockholders can judge the Company's performance for themselves.

Candidly, we were surprised that the Board wasn't too ashamed to make any positive claims about Enhabit's stock price performance given the horrific experience stockholders have endured: **a multi-year ~61% decline**. But we think it is patently absurd and disingenuous to assert that the Company's ~13% stock price increase over the past four months, which came after a massive and prolonged decline, is anything resembling a genuine endorsement of its strategy.

There is one other market-related observation that we feel is important. The Company presents its "clear growth strategy and path to unlock shareholder value" as credible and acts as though market participants are excited about the strategy's prospects.[5] And yet, even after the massive decline in Enhabit's stock price over which this Board has presided, **there is not a single sell-side analyst with a "Buy" rating on Enhabit's stock.** In fact, the sell-side analysts that the Company quoted in an attempt to illustrate external validation of its "progress" have an average price target of a mere $8.75.[6]

The Truth About Enhabit's Abysmal Operational Performance

While we discussed Enhabit's unacceptably poor performance across all areas of its business in our presentation, we will focus here only on its Home Health business' disastrous results over the past few years, as they have had the greatest impact on the Company and its stockholders. The Company asserts that its poor performance is due to mean reversion from its historically higher mix of Medicare fee-for-service ("FFS") revenue. This explanation is simply not credible. The fact is that, in 2023, the number of FFS beneficiaries shrank by only ~3.6% nationwide and by just ~3.3% in Enhabit's markets.[7] And while Enhabit seems eager to blame external forces for the fact that it could not sustain FFS admissions, its arguments are plainly refuted by the results of its competitors. Larger peers like Amedisys have successfully navigated the rise in less profitable Medicare Advantage ("MA") beneficiaries and the associated *modest* decline in FFS beneficiaries by *simultaneously* maintaining their FFS volumes and growing MA volumes in a controlled manner, as seen below. **Enhabit, on the other hand, allowed uncontrolled growth in lower-margin "payor innovation" patients to cannibalize its higher-margin FFS volumes.**

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[3] Slide 14 of Enhabit's July 1, 2024, investor presentation.

[4] Amedisys remains Enhabit's closest peer for benchmarking operational performance in both home health and hospice and it still reports regularly, pending the closing of its acquisition.

[5] Headline of Enhabit's July 1, 2024, press release.

[6] Slide 31 of Enhabit's July 1, 2024, investor presentation. Leerink Partners currently has a "Market Perform" (i.e., neutral) rating on Enhabit with a price target of $8.50. UBS currently has a "Neutral" rating with a price target of $9.00. Oppenheimer has a "Perform" (i.e., neutral) rating on Enhabit with no price target.

[7] AREX county-level analysis of CMS Medicare Monthly Enrollment data.

Home Health Revenue (Enhabit vs. Amedisys)

	1Q 2021	1Q 2022	1Q 2023	1Q 2024
Medicare Revenue				
Enhabit	$174M	$169M	$146M	$128M
% Growth		*(3%)*	*(14%)*	*(12%)*
Amedisys	$221M	$224M	$215M	$216M
% Growth		*1%*	*(4%)*	*0%*
Δ *in Medicare Growth*		*(4%)*	*(10%)*	*(12%)*
Non-Medicare Revenue				
Enhabit	$45	$56	$70	$85
% Growth		*22%*	*26%*	*22%*
Amedisys	$107M	$112M	$128M	$148M
% Growth		*4%*	*15%*	*16%*
Δ *in Non-Medicare Growth*		*18%*	*11%*	*6%*
Total Home Health Revenue				
Enhabit	$220M	$225M	$216M	$213M
% Growth		*2%*	*(4%)*	*(1%)*
Amedisys	$329M	$336M	$343M	$364M
% Growth		*2%*	*2%*	*6%*
Δ *in Home Health Growth*		*0%*	*(6%)*	*(7%)*
Medicare as % of Total Revenues				
Enhabit	79%	75%	68%	60%
Amedisys	67%	67%	63%	59%

Source: SEC filings.

Note: Reflects Enhabit's and Amedisys' respective Home Health segment net service revenues.

The AREX Slate, which has over 40 years of cumulative Medicare-certified home health experience, believes that the combined inexperience of Enhabit's management team and Board impaired the Company's ability to effectively navigate the ongoing payor mix shift, and that this inexperience is directly responsible for Enhabit's significant and injurious loss of FFS market share. The contrast between Enhabit's results and those of its public peers could not be starker, and we believe that the Company's public peers are actually *gaining* FFS market share in their home health businesses. For example, Pennant's home health business saw its same-branch FFS admissions decline by just ~2.6% in 2023, while Amedisys' home health business reported a same-branch FFS revenue decline of ~3%, suggesting a low-single-digit decline in its same-branch FFS admissions.[8] The results from both of these companies sharply diverge from Enhabit's own ~15% decline in FFS admissions in 2023.[9]

The Company's narrative around its FFS challenges of the past two years, which characteristically attempts to minimize its own culpability and to ignore its *relative* underperformance, simply isn't supported by facts. For example, in explaining its sharp decline in FFS volumes, the Company asserts that one of the challenges it faced was that "in 2022, enrollment in Medicare Advantage unexpectedly accelerated, putting Enhabit at a disadvantage."[10] **This is not true.** As with many of management's excuses for poor performance, it sounds superficially plausible, but falls apart under scrutiny. As shown in the table below, Medicare Advantage enrollment accelerated in *2020*, with growth peaking in *3Q 2021* and decelerating ever since.

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[8] SEC filings.

[9] Enhabit's 2022 FFS admissions are based on AREX estimates using disclosed episodic admissions, episodic reimbursement rates, and Medicare revenue. 2023 FFS admissions are disclosed by the Company.

[10] Slide 22 of Enhabit's July 1, 2024, investor presentation.

Medicare Advantage Enrollment Growth Rates Decelerated in 2022

	1Q	2Q	3Q	4Q
2019	7.3%	7.5%	7.6%	7.7%
2020	9.4%	9.3%	9.3%	9.4%
2021	9.7%	9.9%	10.0%	9.9%
2022	8.5%	8.4%	8.2%	8.2%
2023	7.6%	7.8%	7.7%	7.6%
2024	6.5%			

Source: CMS Medicare Monthly Enrollment data.
Note: Quarterly Medicare Advantage enrollment reflects the average monthly enrollment in Medicare Advantage (Parts A & B).

And even if Medicare Advantage enrollment *had* unexpectedly accelerated in *2022*, why couldn't management incorporate these known "mix shift headwinds" into its *2023* guidance? Why would the Compensation Committee have set an impossible-to-attain minimum EBITDA threshold of $130.2 million for the Company's 2023 Senior Management Bonus Plan?[11]

It is also simply not credible that an unforeseen exogenous shock caused the 2Q 2023 "Enhabit cliff," which was a sharp, much-worse-than-market decline in FFS admissions that led to a collapse in EBITDA.[12] As shown above, there was no sudden acceleration in Medicare Advantage beneficiaries that quarter, or in the preceding quarter. Furthermore, referral sources do not drastically alter their behavior from month to month *en masse*, especially for a company of Enhabit's scale. Rather than the Company's unsubstantiated claim that it faced "additional idiosyncratic headwinds" to which its peers were apparently not exposed, a far more plausible explanation for Enhabit's sudden and severe collapse in FFS volumes is catastrophically bad execution.[13]

Perhaps the clearest evidence that the Company's "explanations" for its loss of FFS market share are inadequate and incomplete is the reiteration of its 2023 guidance right before the "Enhabit cliff." Despite missing both internal and external expectations in 1Q 2023, the Company confidently reiterated its full-year 2023 guidance on May 10, 2023. Management boasted about the signing of a new national payor innovation contract and highlighted its directives to branch-level personnel to drive volume growth under this new contract.[14] **It was these very incentives and directives, provided by senior management to local home health branches, that likely caused the "Enhabit cliff."**

Given the above considerations, which is more likely? That Enhabit's hundreds of referral sources suddenly altered their behavior with respect to *just* Enhabit in an unexpected way between April and June 2023? Or that an inexperienced management team, under the oversight of a Board that lacked relevant industry experience, bungled the rollout of its new payor contract? **The AREX Slate, which has more than 40 years of cumulative experience in Medicare-certified home**

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[11] SEC filings.
[12] AREX estimates that Enhabit's 2Q 2023 FFS admissions declined by ~15% YOY as compared to a 3.8% YOY market decline in FFS admissions reported by Trella Health for the same period. Trella Health's *Post-Acute Industry Trends Quarterly* is available here.
[13] Slide 13 of Enhabit's July 1, 2024, investor presentation.
[14] "We have put…the appropriate tools in the hands of our branch leaders and regional presidents in the field so that they can find these referral sources…and start transitioning historic referrals into these new contacts," CFO Crissy Carlisle on the Company's 1Q 2023 earnings call on May 10, 2023.

AREX Capital Management, LP

health, believes the latter: the "Enhabit cliff" was entirely self-inflicted due to a poorly designed rollout and inadequate safeguards to protect FFS volumes.

To be clear, we are not saying that management intended this outcome. The blame lies squarely with the Board. **The "Enhabit cliff" exemplifies the harm that can be done to stockholders as a result of the Board's lack of industry-specific knowledge, which renders it unable to grasp the risks of a new MA contract rollout, to challenge management's excuses, or to help management think through and implement proper remediation strategies.**

The Truth About Enhabit's "Progress"

Instead of addressing AREX's valid criticisms, Enhabit's recent presentation tried to obscure its operational failures and claim progress with empty promises and no evidence. Stockholders have heard these promises of stabilization before, most notably on the Company's 1Q 2023 earnings call on May 10, 2023: "With our expansion of Medicare Advantage contracts and improved rates combined with reduced staffing capacity constraints, we expect to see improvements in our bottom line throughout 2023. *__We maintain our 2023 guidance that includes adjusted EBITDA of $125 million to $140 million.__*"[15] The promised improvement never materialized. Instead, the next time the Company reported earnings, stockholders were suddenly introduced to the "Enhabit cliff."

The volume of quotes that demonstrate Enhabit's repeated pattern of making promises that it does not keep and claiming progress that it has not achieved is overwhelming. For brevity, we selected just three—one pertaining to each principal area of Enhabit's operations (Home Health, Hospice, and Corporate Overhead)—that highlight this behavior.

"We can also collaborate with our primary referral sources to identify other payors [that] our payor innovation team should focus on to strengthen our preferred provider status with them."[16]

This quote from _August 2023_ could have been in the Company's recent investor presentation in which management claims, without evidence, that its payor innovation strategy is "maintaining Medicare market share" or "driving [its] traditional Medicare business"—even as its FFS revenue growth underperforms peers quarter after quarter.[17,18] Furthermore, the Company deceptively cites tangible "proof" of its progress despite aggregate results in its Home Health business sharply diverging from its cherry-picked examples.[19] **If Enhabit's payor innovation strategy is working, why isn't Enhabit taking FFS market share and reporting stronger financial results in its Home Health business?**

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[15] CFO Crissy Carlisle during the Company's 1Q 2023 earnings call on May 10, 2023. Emphasis AREX's.
[16] CEO Barb Jacobsmeyer during the Company's 2Q 2023 earnings call on August 10, 2023.
[17] Slide 45 of Enhabit's July 1, 2024, investor presentation.
[18] As shown on slide 39 of AREX's June 27, 2024, presentation, Enhabit's home health FFS revenue growth has lagged that of Amedisys in every quarter that Enhabit has been a standalone company.
[19] See Slide 29 of Enhabit's July 1, 2024, investor presentation.

"We are now at the stage where we have had markets where we've improved ... staffing and don't have those capacity constraints. And it's why we've used contract labor in some of them so that we can get sales teams back in the markets—back in front of referral sources—so that we can get those referrals back that we saw over the last few years."[20]

This quote from <u>*March 2023*</u> could also have been in the Company's recent investor presentation in which management said its "focus [now] turns to building sales headcount."[21] The reality is that there has been no change to, or improvement in, Enhabit's strategy, and the Company provides no proof that its Hospice business has reversed twelve straight quarters of negative admissions growth *on a same-branch basis.* **Why are Enhabit's hospice branches admitting ~25% fewer patients than they were 3 years ago?**[22] In fact, there has been no progress of note in Enhabit's Hospice business beyond de novo growth, even though it has been more than one year since Enhabit's CEO assured stockholders that the Company's hospice markets had "good sales coverage."[23]

"We have also identified opportunities for improved alignment within our home office departments that will reduce annual cost [by] an additional $3.2 million."[24]

This quote from <u>*August 2023*</u> is yet another example of something that could have been in the Company's recent investor presentation in which management claims that it "continually evaluates its cost structure and identifies opportunities for further optimization," yet provides no evidence that it has produced any savings.[25] Both we and the Company agree that Enhabit outperformed its expectations for annual standalone costs by 15% in 2023. However, we ask why these savings did not flow to the bottom line in a way that stockholders could see, especially given that the Company repeatedly reduced its financial guidance and needed two leverage covenant amendments in five months. Enhabit guided towards the lower end of its original $26–28 million range for annual standalone costs in November 2023, and ultimately reported just ~$23 million of standalone costs—and yet its *total* corporate overhead expenses *increased* by $1 million from 3Q 2023 to 4Q 2023. **Where did the savings go? And given the Company's challenged financial performance, why has it still not announced a significant cost reduction initiative?**

Change is Needed at Enhabit to End the Excuse-Making and Begin the Rehabilitation

For the past two years, Enhabit's Board has persistently clung to the excuse, "It's not our fault." The Company has blamed external factors for its operational failures and the repeated disappointments that it has delivered to stockholders, even as peers have been navigating the same industry dynamics far more successfully.

The Company doesn't confine its disingenuous excuse-making and deflection to the unacceptable performance of its operating segments or the mismanagement of its corporate overhead. For example, it cites increased interest rates as a hurdle to its ability to make acquisitions, conveniently ignoring the fact that its high leverage ratio is a direct result of the self-inflicted "Enhabit cliff" in

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[20] CEO Barb Jacobsmeyer at the Oppenheimer Healthcare Conference, March 14, <u>2023</u>.
[21] Slide 26 of Enhabit's July 1, 2024, investor presentation.
[22] On a stacked same-branch basis, Enhabit's 1Q 2024 admissions were ~25% lower than they were in 1Q 2021. Conversely, Amedisys' 1Q 2024 hospice admissions were ~6% below 1Q 2021 levels on a comparable basis.
[23] CEO Barb Jacobsmeyer during the Company's 1Q 2023 earnings call on May 10, 2023.
[24] CEO Barb Jacobsmeyer during the Company's 2Q 2023 earnings call on August 10, 2023.
[25] Slide 48 of Enhabit's July 1, 2024, investor presentation.

profitability. In addition, it touts the limited waiver from its lenders as "proactive balance sheet management…amidst a challenging operating environment" yet fails to mention that it had amended its leverage covenants only three months prior. **Where has the Board been to enforce accountability?**

Enhabit's stockholders deserve a Board capable of both helping management navigate industry challenges and holding management accountable, and that is precisely what the AREX Slate offers. The nominees that comprise the AREX Slate were chosen for their ability to provide comprehensive guidance and strategic insights to Enhabit's management team, unlike the current Board, which has proven highly ineffective, and whose members seem incapable of offering such insights.

How Enhabit's Disparaging Comments on the AREX Slate Stack Up to Reality

Unlike Enhabit, who chose to resort to inaccurate *ad hominem* attacks, we prefer to make the case for the AREX Slate by emphasizing its superior qualifications. Below, we set the record straight regarding a few of Enhabit's recent misleading claims.

Enhabit's Claim[26]	The Facts
"AREX's slate recruitment appears to prioritize putting forth nominees who can claim nexus to the Home Health and Hospice industry, including for short periods of time and with low levels of management authority."	• The AREX Slate has more than 40 years of cumulative experience in the home health and hospice industries, which compares favorably to the limited and at best peripheral home health and hospice industry experience possessed by the current Board. • A report which the Company itself cited in its recent presentation compliments the AREX Slate for its **"deep and longstanding experience within the HH/Hospice and related healthcare industries."** [27]
"[The AREX Slate has a] lack of candidates with the requisite accounting and internal control experience to form a well-functioning Audit Committee."	• Mark W. Ohlendorf is well qualified to serve as Enhabit's Audit Committee Financial Expert based on his decade of service as CFO of Brookdale Senior Living, Inc. (NYSE: BKD).

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[26] As found in Enhabit's July 1, 2024, press release and investor presentation. Emphasis AREX's.

[27] Oppenheimer research note, May 9, 2024, which was cited on slide 31 of Enhabit's July 1, 2024, investor presentation. Emphasis AREX's. Permission to quote neither sought nor obtained.

	- James T. Corcoran served on the Audit Committee of a publicly traded company for three years.
	- Juan Vallarino is well qualified to serve on the Audit Committee as a result of his direct experience with accounting and internal controls from his position as CEO of myNEXUS, and his earlier role as Director of Finance for the JFK Medical Center in Edison, New Jersey.
	- While this is a matter for the Board to decide following the 2024 Annual Meeting of Stockholders, we believe Barry P. Schochet's continued service on Enhabit's Audit Committee is appropriate.
"[The AREX Slate's] only one nominee with interim and non-C-suite experience [means the Board] will be unable to form a well-functioning Human Capital Committee."	- Despite the Company's misleading and disparaging characterizations, we believe Megan Ambers is well qualified to chair Enhabit's Compensation & Human Capital Committee. In addition to her highly relevant experience at Amedisys, she is currently Chief People Officer of Ivy Rehab Network, an industry-leading outpatient and pediatric healthcare provider offering physical, occupational, speech, and ABA therapy, with over 560 locations and 5,600 teammates. Ms. Ambers has insight into public company board operations and significant experience developing executive compensation plans focused on driving stockholder value. We believe Maxine Hochhauser, Anna-Gene O'Neal, and Mr. Vallarino are well qualified to serve on the Compensation & Human Capital Committee due to their executive leadership positions within the healthcare industry. Additionally, Mr. Vallarino currently serves on the

	Compensation Committee of the board of a privately held healthcare company.
"Their proposed nominees lack experience and their plan suggests they do not understand our issues with sufficient depth. The Transformation Committee will presumably operate as a shadow management team, and is composed of individuals generally lacking senior operator experience."	• Contrary to the Company's inaccurate characterizations, the individuals who would make up the Transformation Committee (Ms. Ambers, Ms. Hochhauser, Ms. O'Neal, and Dr. Gregory S. Sheff) each have significant operational experience in the home health and hospice industries that we believe will help create value for stockholders. • **<u>In fact, each proposed member of the Transformation Committee has more home health and hospice industry experience individually than the current Board does in its entirety.</u>** • Ms. Ambers has demonstrated skill and experience in implementing incentive plans to accelerate home health and hospice admissions growth, particularly FFS admissions in home health—an area where Enhabit has had disappointing results and urgently needs to improve. She has a strong history of driving operational improvements, including developing retention strategies that materially reduce turnover. In addition, Ms. Ambers has been recognized for transforming organizational culture to prioritize caregiver input and innovation. • Ms. Hochhauser has consistently achieved profitable revenue growth in various home-based care settings and has effectively managed payor relationships. She possesses an extensive record of driving process improvements at both the branch and corporate levels, and she has successfully led transformations at large-scale healthcare organizations.

	- Ms. O'Neal has a strong history of growing hospice revenue and market share while improving the quality of patient care. She is adept at driving operational efficiencies at both the branch and corporate levels, and she has extensive experience building leadership teams and reducing employee turnover. - Dr. Sheff has a proven track record of large-scale home health and hospice operational and clinical leadership. He has significant experience developing innovative value-based partnerships with both payors and providers, and he has a strong history of improving the quality of patient care. - The Transformation Committee is only necessary due to the severe operational underperformance current members of the Board have overseen. Rather than serving as a "shadow management team," the Transformation Committee would work with management to drive improvements in Enhabit's strategy and results. The work of the Transformation Committee would be similar to the efforts of Transformation committees that have effectively supported management teams at other companies.

The sole legacy Encompass director selected to continue on Enhabit's Board, Charles M. Elson, accurately wrote over a decade ago that, "The only way to avoid 'knowledge capture' [i.e., a board being overly reliant upon management's industry knowledge] is for one or more of the independent board members to be sufficiently equipped with industry knowledge to be able to appropriately and effectively challenge management. ***The cure for this is the industry-expert independent director.*** The argument that the activist will make—that the board is not functioning properly because it does not have any board members with the requisite industry knowledge and experience to effectively oversee management—can be ***quite compelling in its logic and simplicity.***"[28] This is exactly the situation in which Enhabit now finds itself. And the impact of not having appropriate

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[28] Ann C. Mulé and Charles M. Elson, "A New Kind of Captured Board," *Directors & Boards*, First Quarter 2014. Emphasis AREX's.

industry experience on the Board can be seen in Enhabit's results over the past two years, which candidly speak for themselves.

Fortunately, the AREX Slate has the necessary industry expertise to appropriately support Enhabit's management team, and it has developed a comprehensive and credible plan that we believe can improve Enhabit's EBITDA by at least 50%. We encourage all stockholders to visit www.rehabEHAB.com or click here to judge for themselves whether the AREX Slate understands the Company's issues "with sufficient depth."

Enhabit's stockholders have a clear choice. They can vote for change and embark upon a period in which Enhabit will be ready to capitalize on the strong secular trends within the home health and hospice industries. Or they can vote for continued disappointments and extensive excuse-making with no accountability in the face of poor performance.

We encourage stockholders to vote for all seven members of the AREX slate on the **WHITE** Proxy Card at the upcoming 2024 Annual Meeting of Stockholders. We believe this is the only way to ensure that Enhabit has a Board of Directors with the right experience and skills to effectively oversee management and help them drive operational improvements that can lead to significant value creation for stockholders.

Best regards,





Andrew Rechtschaffen
Managing Partner

James T. Corcoran
Partner